# SECURITIES AND EXCHANGE COMMISSION

**Washington, D. C. 20549**

**Form 6-K**

[X] **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2002**

[ ] Transition report pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to ___________

**Commission file number 1-14740**

## Noga Electro-Mechanical Industries (1986) Ltd.

(Exact Name of Registrant as Specified in its Charter)

The Registrant's Name appears in both English and Hebrew in its Charter

(Translations of Registrant's Name into English)

**State of Israel**

(Jurisdiction of Incorporation or Organization)

**6 Hazoran St., South Netanya Industrial Zone, Israel (Mailing address: P. O. Box 8471, Postal Code 42504)**

(Address of Principal Executive Offices)

+972 (0) 9 892 0717

(Registrant's telephone number, including country code – 972 – and area code – 09 if dialing from inside Israel – or 9 if dialing from outside Israel)

**As of March 31, 2002, the Company had 4,998,715 Ordinary Shares, par value NIS 0.01 each, outstanding.**

# TABLE OF CONTENTS

PART 1. FINANCIAL INFORMATION

ITEM 1. **CONDENSED INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD. FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001 PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE STATE OF ISRAEL.**
**THE CONDENSED INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS ARE ATTACHED AT THE END OF THIS REPORT.**

ITEM 2. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ significantly from This Quarterly Report on Form 6-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Report, including without limitation, statements regarding our future financial position, business strategy, planned products, products under development, markets, budgets and plans and objectives of management for future operations, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that those expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in statements set forth under "Cautionary Statements" in our Annual Report on Form 20-F. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these Cautionary Statements and such other statements.

## GENERAL

This section should be read in conjunction with our Condensed Interim Consolidated Financial Statements and related notes, set forth above.

Our Condensed Interim Consolidated Financial Statements included herein are prepared in accordance with Israeli GAAP. Israeli GAAP differs in certain respects from U.S. GAAP. A discussion of such differences is contained in Note 23 to our Consolidated Financial Statements for the years ended December 31, 1999, 2000 and 2001 included in our Annual Report on Form 20-F for the twelve months ended December 31, 2001, which are hereby incorporated by reference.

The currency of the primary economic environment in which we operate is the New Israel Shekel ("NIS"). We maintain our accounts and present our financial statements in NIS. All NIS amounts reflect the historical amounts adjusted for changes in the general purchasing power of NIS as measured by changes in the Israeli consumer price index and compiled in the manner explained in Note 2 to our Condensed Interim Consolidated Financial Statements. NIS, adjusted in this manner to March 31, 2002, are referred to throughout this Report as "Adjusted NIS of March 2002". For convenience purposes, the financial data presented herein have been translated into U.S. dollars using the representative exchange rate as at March 31, 2002 of NIS 4.668 = U.S.$1.00.

## Results of Operations

The following table sets forth for the periods indicated certain line items from our Condensed Consolidated Statements of Operations:

| | Three-months ended March 31 (In thousands of Adjusted NIS of March 2002, except for net income per share and weighted average number of shares) | | Convenience Translation (Note 2) U.S.$ |
|---|---|---|---|
| | 2001 (unaudited) | 2002 (unaudited) | 2002 (unaudited) |
| Revenues | 38,098 | 28,059 | 6,011 |
| Cost of Revenues | 33,975 | 23,060 | 4,940 |
| Gross Profit | 4,123 | 4,999 | 1,071 |
| General and Administrative Expenses | 2,722 | 1,586 | 340 |
| Operating Income | 1,401 | 3,413 | 731 |
| Other Income (Expenses) | (552) | 27 | 6 |
| Financing (Income) Expenses, net | (372) | 2,057 | 441 |
| Income before income taxes | 2,325 | 1,329 | 284 |
| Income Taxes | 761 | 85 | 18 |
| Income after income taxes | 1,564 | 1,244 | 266 |
| Equity in net earning of affiliated company | 45 | - | - |
| Minority interest | 85 | (24) | (6) |
| Net Income | 1,524 | 1,268 | 272 |
| Net income per share | 0.30 | 0.25 | 0.05 |
| Weighted average number of shares | 4,998,715 | 4,998,715 | 4,998,715 |

## Three-months ended March 31, 2002 and March 31, 2001 (in Thousands)

*Revenues.* Revenues decreased by NIS 10,039 (U.S.$ 2,151), or approximately 26.3%, to NIS 28,059 (U.S.$ 6,011) for the three-months ended March 31, 2002, as compared to NIS 38,098 (U.S.$ 8,162) for the three-months ended March 31, 2001. Such decrease in revenues was primarily attributable to the recession in Israel and the decision by our company's management not to accept projects where the profit margins are too low or where the collection risk appears to be too high.

*Cost of Revenues*. Cost of revenues for the three-months ended March 31, 2002 was NIS 23,060 (U.S.$ 4,940), representing 82.2% of revenues during such period, as compared to NIS 33,975 (U.S.$ 7,278), representing 89.2% of revenues, during the three-months ended March 31, 2001.

*General and Administrative Expenses*. General and administrative expenses decreased by NIS 1,136 (U.S.$ 243), or approximately 42%, to NIS 1,586 (U.S.$ 340) for the three-months ended March 31, 2002, as compared to NIS 2,722 (U.S.$ 583) for the three-months ended March 31, 2001. Such decrease is primarily attributable to the results of steps that we took to increase efficiency throughout our operations during such period and to the decrease in the number and size of the projects undertaken.

*Operating Income*. Operating income increased by NIS 2,012 (U.S.$ 431) or approximately 144%, to NIS 3,413 (U.S.$ 731) for the three-months ended March 31, 2002, as compared to NIS 1,401 (U.S.$ 300) for the three-months ended March 31, 2001. Such increase is attributable primarily to the decrease in the number and size of the projects undertaken.

*Financing (Income) Expenses, Net*. Financing (income) expenses, net, increased by NIS 2,429 (U.S.$ 520), to financing expenses net, of NIS 2,057 (U.S.$ 441) for the three-months ended March 31, 2002, from financing expenses, net, of NIS (372) (U.S.$ (80) for the three-months ended March 31, 2001. Such increase is primarily attributable to the substantial devaluation of the Shekel against the US Dollar, (a significant portion of our debt is linked to the US Dollar), as compared with a much lower increase in the CPI in Israel. Whenever there is a lack of balance between devaluation and the increase in the CPI Index in this manner, our financing expenses increase.

**Liquidity and Capital Resources**

The Company had working capital of NIS 25,805 (U.S.$ 5,528) and NIS 22,645 (U.S.$ 5,128 at March 31, 2002 and at December 31, 2001, respectively.

***Operating Activities***

For the three-months ended March 31, 2002, net cash used in operating activities were approximately NIS (4,251) (U.S.$ (910)) and net income was approximately NIS 1,268 (U.S.$ 271). The primary changes in our operating activities from December 31, 2001 to March 31, 2002 were: (A) due to an increase in parent and related companies accounts by approximately NIS 1,591 (U.S.$ 340), to NIS 5,862 (U.S.$ 1,256) at March 31, 2002, as compared to NIS 4,271 (U.S.$ 915) at December 31, 2001; and (B) decreases in advances received from customers of NIS 826 (U.S.$ 197).

***Investing Activities***

For the three-months ended March 31, 2002, net cash used in investing activities was NIS (383) (U.S.$ (82)).

***Financing Activities***

For the three-months ended March 31, 2002, net cash provided by financing activities was NIS 754 (U.S.$ 161), primarily from an decrease in short-term bank credits. For the period ended December 31, 2001, net cash provided by financing activities was NIS 9,088 (U.S.$ 1,947), primarily from short-term bank credit.

The Company has credit and overdraft facilities totaling NIS 45,708 (U.S. $ 9,792) with Bank Hamizrahi Hameuhad Ltd., First International Bank of Israel Ltd. and Union Bank Ltd., pursuant to which we may from time to time draw funds. Part of such funds accrue interest at a U.S.$-linked rate equal to 3.2% to 3.9% per annum. Part of such funds accrue interest at a CPI-linked rate equal to 5.4% to 8.6% per annum. Part of such funds accrue interest at an unlinked rate equal to approximately 4.3% to 7.1% per annum.

The Company has granted to Bank Hamizrahi, Bank Hapoalim, First International Bank of Israel Ltd. and Bank Igud fixed and floating liens in an unlimited amount on our assets, including goodwill, share capital, fixed assets, notes, checks receivable deposited with banks, inventories, and insurance rights in order to secure our liabilities thereto. As of March 31, 2002, such liabilities to those banks, with the exception of Bank Hapoalim, totaled approximately NIS 50,372 (U.S.$ 10,790).

**Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets**

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished.

The dollar cost of our operations in Israel is influenced by the extent to which an increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the dollar. Inflation in Israel will have a negative effect on the profitability of sales under which we are to receive payment in dollars or other foreign currencies, unless such inflation is offset by a devaluation of the NIS. Inflation in Israel and currency fluctuations may have a negative effect on our profitability of fixed price sales under which we are to receive payment in unlinked NIS.

A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any of our assets that consist of NIS or accounts payable in NIS (unless such account payable is linked to the dollar), and increasing the NIS value of any of our assets that consist of dollars. Conversely, any increase in the value of the NIS in relation to the dollar will have the opposite effect. We currently utilize currency-hedging instruments, to protect our investment of the Proceeds from the January, 1998 IPO against the effect of an increase in the value of the NIS in relation to the dollar.

---

## PART II. OTHER INFORMATION

### ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

### ITEM 5. OTHER INFORMATION

### SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 6-K includes "forward-looking statements" within the meaning of section 27A of the Securities Act of 1993, as amended by Section 21E of the

Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Report, including without limitation, statements regarding the Company's future financial position, business strategy, planned products, products under development, markets, budgets and plans and objectives of management for future operations, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that those expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in statements set forth under "Cautionary Statements" in our Annual Report on Form 20-F. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these Cautionary Statements and such other statements.

ITEM 6. **EXHIBITS**

None.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: June 10, 2002

**NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.**

By: ______________________
Eli Uzan
Chairman

By: ______________________
Haim Bar-Zik
Chief Financial Officer

## SUMMARY TABLE

| | | |
|---|---|---|
| PERIOD TYPE | 3 MONTHS | |
| PERIOD START | January 1, 2002 | |
| FISCAL YEAR END | December 31, 2002 | |
| PERIOD END | March 31, 2002 | |
| | Thousands of Adjusted NIS of March 31, 2002, except per share amounts | Convenience translation (Note 2) U.S.$ thousands |
| CASH & CASH EQUIVALENTS | 26,964 | 5,776 |
| SECURITIES | 4546 | 974 |
| RECEIVABLES | 72,720 | 15,579 |
| PARENT AND RELATED COMPANIES | 5,862 | 1,256 |
| ALLOWANCES | - | - |
| INVENTORY | 408 | 87 |
| CURRENT ASSETS | 104,638 | 22,416 |
| LONG-TERM INVESTMENTS, LOANS & DEBTS | 11,883 | 2545 |
| PROPERTY AND EQUIPMENT, NET | 14,567 | 3,121 |
| INVESTMENT IN REAL ESTATE | 3,664 | 785 |
| DEPRECIATION[1] | - | - |
| OTHER ASSETS | 1,002 | 215 |
| TOTAL ASSETS | 135,754 | 29,082 |
| CURRENT LIABILITIES | 78,833 | 16,888 |
| BONDS | 0 | 0 |
| PREFERRED – MANDATORY | 0 | 0 |
| COMMON | 0 | 0 |
| OTHER | 0 | 0 |
| LONG-TERM LABILITIES | 6,858 | 1,469 |
| TOTAL LIABILITIES AND EQUITY | 135,754 | 29,082 |
| TOTAL REVENUES | 28,059 | 6,011 |
| COST OF REVENUES ("CGS') | 23,060 | 4,940 |
| GENERAL AND ADMINISTRATIVE EXPENSES | 1,586 | 340 |
| OTHER INCOME (EXPENSES) | 27 | 6 |
| INTEREST EXPENSE (INCOME) | 2,057 | 441 |
| INCOME BEFORE INCOME TAXES | 1329 | 284 |
| INCOME TAX | 85 | 18 |
| INCOME CONTINUING (INCOME AFTER INCOME TAXES) | 1,244 | 266 |
| DISCONTINUED | - | - |
| EXTRAORDINARY (EQUITY IN NET EARNING OF AFFILIATED COMPANY | - | - |
| MINORITY INTEREST | (24) | (6) |
| CHANGES | - | - |
| NET INCOME | 1268 | 272 |
| EARNIGS (NET INCOME) PER SHARE (EPS) – BASIC | 0.25 | 0.05 |
| EPS – DILUTED | N/A | N/A |
| WEIGHTED AVERAGE NUMBER OF SHARES | 4,998,715 | 4,998,715 |

K/353/0/9/3342

[1] INCLUDED IN "PROPERTY & EQUIPMENT, NET"

## NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

**CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS**
**As of March 31, 2002**

**CONTENTS**

# NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

## CONSOLIDATED BALANCE SHEETS

(In Adjusted NIS of March 2002)

| | December 31, | March 31, | |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| | | | Convenience translation (Note 2) |
| | NIS | NIS | U.S.$ |
| | (Audited) | (Unaudited) | |
| | (In thousands) | | |
| **ASSETS** | | | |
| CURRENT ASSETS | | | |
| Cash and cash equivalents | 30,844 | 26,964 | 5,776 |
| Marketable securities | 4,764 | 4,546 | 974 |
| Accounts receivable: | | | |
| Trade receivables (mainly unbilled receivables) | 61,952 | 70,720 | 15,150 |
| Other receivables | 2,151 | 2,000 | 429 |
| Inventories | 418 | 408 | 87 |
| Total current assets | 100,129 | 104,638 | 22,416 |
| LONG-TERM INVESTMENTS, LOANS AND DEBTS | 12,536 | 11,883 | 2,545 |
| PROPERTY AND EQUIPMENT, NET | 14,877 | 14,567 | 3,121 |
| INVESTMENT IN REAL ESTATE | 3,730 | 3,664 | 785 |
| OTHER ASSETS | 710 | 1,002 | 215 |
| Total assets | 131,982 | 135,754 | 29,082 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| CURRENT LIABILITIES | | | |
| Short-term bank credit | 44,375 | 45,708 | 9,792 |
| Trade payables | 18,310 | 20,412 | 4,373 |
| Other payables | 6,417 | 5,301 | 1,135 |
| Parent and related companies | 4,271 | 5,862 | 1,256 |
| Customer advances | 2,376 | 1,550 | 332 |
| Total current liabilities | 75,749 | 78,833 | 16,888 |
| LONG-TERM LIABILITIES | | | |
| Loans from banks | 5,233 | 4,664 | 999 |
| Employee termination rights, net | 2,181 | 2,194 | 470 |
| Total long-term liabilities | 7,414 | 6,858 | 1,469 |
| TOTAL LIABILITIES | 83,163 | 85,691 | 18,357 |
| MINORITY INTEREST | 17 | (7) | (1) |
| SHAREHOLDERS' EQUITY | | | |
| Share capital | | | |
| Ordinary shares of NIS 0.01 par value: | | | |
| Authorized – 20,000,000 shares; | | | |
| Issued and outstanding - 4,998,715 shares | 56 | 56 | 12 |
| Additional paid-in capital | 28,171 | 28,171 | 6,035 |
| Warrants | 795 | 795 | 170 |
| Retained earnings | 19,780 | 21,048 | 4,509 |
| Total shareholders' equity | 48,802 | 50,070 | 10,726 |
| Total liabilities and shareholders' equity | 131,982 | 135,754 | 29,082 |

**The accompanying notes form an integral part of the financial statements.**

# NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

## CONSOLIDATED STATEMENTS OF OPERATIONS

(In Adjusted NIS of March 2002, except for number of shares)

| | For the year ended December 31, | For the three months ended March 31, | | |
|---|---|---|---|---|
| | 2001 | 2001 | 2002 | 2002 |
| | | | | Convenience translation (Note 2) |
| | NIS | NIS | NIS | U.S.$ |
| | (Audited) | (Unaudited) | (Unaudited) | (Unaudited) |
| | (In thousands except share and per share data) | | | |
| REVENUES | 106,453 | 38,098 | 28,059 | 6,011 |
| COST OF REVENUES | 105,769 | 33,975 | 23,060 | 4,940 |
| Gross profit | 684 | 4,123 | 4,999 | 1,071 |
| GENERAL AND ADMINISTRATIVE EXPENSES | 8,304 | 2,722 | 1,586 | 340 |
| Operating income (loss) | (7,620) | 1,401 | 3,413 | 731 |
| OTHER EXPENSES (INCOME) | (1,949) | (552) | 27 | 6 |
| FINANCING EXPENSES (INCOME), NET | 2,889 | (372) | 2,057 | 441 |
| Income (loss) before income taxes | (8,560) | 2,325 | 1,329 | 284 |
| INCOME TAXES | 54 | 761 | 85 | 18 |
| Income (loss) after income taxes | (8,614) | 1,564 | 1,244 | 266 |
| EQUITY IN NET EARNINGS (LOSSES) OF AFFILATED COMPANY | (82) | 45 | - | - |
| MINORITY INTEREST | 42 | 85 | (24) | (6) |
| Net income (loss) | (8,738) | 1,524 | 1,268 | 272 |
| Net income (loss) per share | (1.74) | 0.30 | 0.25 | 0.05 |
| Weighted average number of shares | 4,998,715 | 4,998,715 | 4,998,715 | 4,998,715 |

**The accompanying notes form an integral part of the financial statements.**

# NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In Adjusted NIS of March 2002, except for number of shares)

| | Number of ordinary shares | Share capital | Additional paid-in capital | Warrants | Retained earnings | Total |
|---|---|---|---|---|---|---|
| | | | (In thousands) | | | |
| Balance at January 1, 2001 (audited) | 4,998,715 | 56 | 28,171 | 795 | 28,518 | 57,540 |
| Net loss | - | - | - | - | (8,738) | (8,738) |
| Balance at December 31, 2001 (audited) | 4,998,715 | 56 | 28,171 | 795 | 19,780 | 48,802 |
| Net income | - | - | - | - | 1,268 | 1,268 |
| Balance at March 31, 2002 (unaudited) | 4,998,715 | 56 | 28,171 | 795 | 21,048 | 50,070 |

| | Convenience translation (Note 2) (In thousands of U.S. dollars except for number of shares) | | | | | |
|---|---|---|---|---|---|---|
| Balance at January 1, 2002 (audited) | 4,998,715 | 12 | 6,035 | 170 | 4,237 | 10,454 |
| Net income | - | - | - | - | 272 | 272 |
| Balance at March 31, 2002 (unaudited) | 4,998,715 | 12 | 6,035 | 170 | 4,509 | 10,726 |

**The accompanying notes form an integral part of the financial statements.**

# NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Adjusted NIS of March 2002)

| | For the year ended December 31, 2001 | For the three months ended March 31, 2001 | 2002 | 2002 Convenience translation (Note 2) |
|---|---|---|---|---|
| | NIS | NIS | NIS | U.S.$ |
| | (Audited) | (Unaudited) | (Unaudited) | (Unaudited) |
| | (In thousands) | | | |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | |
| Net income (loss) | (8,738) | 1,524 | 1,268 | 272 |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | | | |
| Revenues and expenses not affecting operating cash flows: | | | | |
| Depreciation and amortization | 1,563 | 384 | 358 | 77 |
| Minority interest | 42 | 85 | (24) | (6) |
| Increase in value of securities | 440 | (16) | 740 | 159 |
| Changes in employee termination rights, net | 425 | (14) | 13 | 3 |
| Capital loss (gain) on disposal of equipment and investment | (3,888) | 66 | - | - |
| Equity in losses of affiliated company | 82 | (45) | - | - |
| Deferred taxes | 74 | 456 | 107 | 23 |
| Other | (646) | 122 | 542 | 116 |
| Changes in operating assets and liabilities: | | | | |
| Increase (decrease) in Parent and related companies | 10,436 | (2,740) | 1,591 | 341 |
| Decrease (increase) in receivables | 4,078 | 2,639 | (9,016) | (1,932) |
| Decrease (increase) in inventories | 6 | (2) | 10 | 2 |
| Decrease in customer advances, net | (738) | (3,115) | (826) | (177) |
| Increase (decrease) in payables | (11,934) | (2,910) | 986 | 212 |
| | (60) | (5,090) | (5,519) | (1,182) |
| Net cash used in operating activities | (8,798) | (3,566) | (4,251) | (910) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | |
| Acquisition of property and equipment and other assets | (895) | (472) | (49) | (10) |
| Proceeds from sale of equipment | 1,763 | 49 | 188 | 40 |
| Disposal of (investment in) marketable securities, net | (2,384) | 86 | (522) | (112) |
| Additional investment in investee company | 1,535 | (95) | - | - |
| Proceeds from sale of investment | 3,064 | - | - | - |
| Net cash used in investing activities | 3,083 | (432) | (383) | (82) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | |
| Short-term bank credit, net | 10,379 | 3,944 | 1,456 | 312 |
| Repayment of long-term loans | (2,268) | (611) | (702) | (151) |
| Receipt of long-term loans | 977 | - | - | - |
| Net cash provided by financing activities | 9,088 | 3,333 | 754 | 161 |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 3,373 | (665) | (3,880) | (831) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD | 27,471 | 27,471 | 30,844 | 6,607 |
| CASH AND CASH EQUIVALENTS AT END OF PERIOD | 30,844 | 26,806 | 26,964 | 5,776 |
| NON CASH TRANSACTIONS | | | | |
| Cancellation of a real estate purchase agreement against credit and long-term debts | 14,844 | 15,442 | - | - |
| Proceed from sale of equipment and investment against credit | 593 | - | - | - |
| INTEREST PAID | 3,292 | 685 | 658 | 141 |
| TAXES PAID | 1,377 | 408 | 576 | 123 |

**The accompanying notes form an integral part of the financial statements.**

# NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

## NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

### Note 1 - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP) relating to the presentation of interim financial information. Accordingly, they do not include all of the information and notes required by Israeli GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation in accordance with Israeli GAAP have been included. Operating results for the three month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Israeli GAAP as applicable to the Company differs in certain respects from generally accepted accounting principles applicable in the United States (U.S. GAAP). There are no differences that have a material effect on the results of operations for the three months ended March 31, 2002, (does not include the impact of inflationary accounting pursuant to Israeli GAAP which is not required to be presented under Securities and Exchange Commission rules). Differences relating to balance sheet items have not been presented. For further information, refer to the Company's audited financial statements and notes thereto for the year ended December 31, 2001.

### Note 2 - CONVENIENCE TRANSLATION INTO U.S. DOLLARS

For the convenience of the reader, the adjusted financial statements as of March 31, 2002, and for the three months then ended have been translated into U.S. dollars using the representative exchange rate as of March 31, 2002 ($1 = NIS 4.668). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars unless otherwise indicated.

************